SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. ____)

HealthWarehouse.com, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

42227G202
(CUSIP Number)

Joe Heimbrock MVI Partners, LLC 3299 Hughes Court Taylor Mill, Kentucky 41015 (513) 720-9511	Copies to: Kenneth B. Tabach, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W. Suite 100 Washington, D.C. 20007 (202) 295-4500
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7(b) for other parties to whom copies are to be sent.

CUSIP No. 29460X109	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MVI Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,637,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,637,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,637,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29460X109	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joe Heimbrock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,009
	8	SHARED VOTING POWER 5,637,059
	9	SOLE DISPOSITIVE POWER 68,009
	10	SHARED DISPOSITIVE POWER 5,637,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,705,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29460X109	13D	Page 4 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealthWarehouse.com, Inc., a Delaware corporation ("HealthWarehouse.com" or the "Issuer"), whose principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042.

Item 2.	Identity and Background

1 (a) – (c)  This Schedule 13D is being jointly filed by MVI Partners, LLC, an Ohio limited liability company ("MVI Partners"), and Joe Heimbrock (MVI Partners and Joe Heimbrock are referred to collectively as the "Reporting Persons").   Joe Heimbrock is the managing member of MVI Partners.

MVI Partners provides capital and advisory services to small and middle market companies in transition.  The principal employment of Mr. Heimbrock is serving as a regional general manager for Rush Enterprises, Inc.  Headquartered in New Braunfels, Texas, Rush Enterprises is a retailer of commercial vehicles, primarily new and used trucks, through its Rush Truck Centers.

 The business address of MVI Partners and Mr. Heimbrock is 3299 Hughes Court, Taylor Mill, Kentucky 41015.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Heimbrock is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

MVI Partners entered into a Stock Purchase Agreement, dated April 20, 2016, to purchase 494,913 shares of the Series B preferred stock, $0.001 par value per share (the "Series B Preferred Stock") of the Issuer, or 95.7% of the issued and outstanding Series B Preferred Stock, with certain of the former holders thereof (the "Selling Shareholders").  MVI Partners purchased 494,913 shares of Series B Preferred Stock for $6.6714 per share or $3,301,758 in the aggregate with working capital of MVI Partners.

Each share of outstanding Series B Preferred Stock is entitled to an annual preferential dividend of 7% of the original issue price of $9.45 per share (as adjusted for any stock dividends, combinations, splits, reorganizations and the like with respect to such shares, the "Original Issue Price"), payable on January 1 of each year, or upon a sale or liquidation of the Issuer or conversion of the Series B Preferred Stock (the "Annual Dividend").  The Annual Dividend can be paid in cash or in additional shares of Series B Preferred Stock valued at the Original Issue Price.  The Certificate of Designation for the Series B Preferred Stock required the Issuer to expand its board of directors, and the holders of Series B Preferred Stock have the right to elect one director.  The holders of Series B Preferred Stock are entitled to vote on an as-converted basis with the holders of the outstanding Common Stock as a single class on general matters requiring a stockholder vote, and are entitled to vote as a separate class on specific matters affecting the rights and preferences of the Series B Preferred Stock.  The holders of Series B Preferred Stock are entitled to a preferential liquidating distribution upon the sale or liquidation of the Issuer, equal to the Original Issue Price per share plus accrued Annual Dividends (the "Liquidation Preference").  After receiving the Liquidation Preference, the holders of Series B Preferred Stock are entitled to participate in any remaining liquidating distributions on an as-converted basis with the holders of the Common Stock.  The Series B Preferred Stock may be converted at any time, in whole or in part, into shares of Common Stock at the current conversion price of $0.83 per share (the "Conversion Price"), with each share of Series B Preferred Stock currently convertible into 11.39 shares of Common Stock.  The conversion rate is equal to the Original Issue Price divided by the Conversion Price.  The Conversion Price is subject to customary adjustments and anti-dilution protection provisions. The Series B Preferred Stock is subject to mandatory conversion to Common Stock at the Conversion Price by a vote of the holders of a majority of the Series B Preferred Stock, or if the Issuer achieves certain market capitalization, trading price, and trading volume targets.

CUSIP No. 29460X109	13D	Page 5 of 10 Pages

In addition, each of the Selling Shareholders assigned and transferred to MVI Partners pursuant to an Assignment and Assumption Agreement, dated April 20, 2016 (the "Assignment Agreement"), all of such Selling Shareholder's right, title, benefit, privileges and interest in and to, and all of such holder's restrictions, obligations and liabilities in connection with, the Securities Purchase Agreement and the Investor Rights Agreement, each dated November 8, 2010, between the Issuer and such Selling Shareholders.  Pursuant to the Assignment Agreement, MVI Partners agreed to observe and perform all of the duties, obligations, terms and provisions of the Securities Purchase Agreement and the Investor Rights Agreement, and the Issuer acknowledged and agreed to the assignment of the rights and obligations of the Selling Shareholders to MVI Partners.   The Issuer further agreed that MVI Partners is and may enforce its rights as an "Investor" under the Securities Purchase Agreement and is and may enforce its rights as an "Investor" and "Holder" under the Investor Rights Agreement.  The Stock Purchase Agreement and the Assignment Agreement are included as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated by reference herein.

Under the Investor Rights Agreement, the Investors have certain demand registration rights with respect to the Common Stock underlying the Series B Preferred Stock, as well as other related securities not purchased by MVI Partners (the "Registerable Securities").  Upon exercise of the demand registration rights, the Issuer will be obligated to prepare and file with the Securities and Exchange Commission a registration statement sufficient to permit the resale of the Registerable Securities.  The Investors also have customary "piggy-back" registration rights with respect to the Registerable Securities, and certain additional demand registration rights with respect to registration statements on Form S-3.  The Investor Rights Agreement also contains certain customary negative and affirmative covenants relating to the Issuer taking certain actions, including limits on incurring additional indebtedness and inspection rights.  The Investor Rights Agreement also grants the Investors a right of first refusal to participate on a pro-rata basis in any future sale or offering of the Issuer's equity securities, subject to certain customary exceptions.  The covenants and the right of first refusal terminate on the first date on which less than 20% of the Series B Preferred Stock issued pursuant to the Securities Purchase Agreement remains outstanding.  The Investor Rights Agreement also gives the Investors the right, under certain circumstances following the conversion of the Series B Preferred Stock, to designate one person to serve on the Issuer's Board of Directors.  The Securities Purchase Agreement and the Investor Rights Agreement are included as Exhibits 4 and 5, respectively, to this Schedule 13D and are incorporated by reference herein.

CUSIP No. 29460X109	13D	Page 6 of 10 Pages

Item 4.	Purpose of Transaction

The shares of Series B Preferred Stock and Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Series B Preferred Stock and the Common Stock and through the payment of dividends, if any.

While the Reporting Persons intend to exercise their rights as a stockholder, neither of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, other than purchases in the open market in the normal course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) except as described below, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

As discussed above, the holders of the Series B Preferred Stock are entitled to elect one director to the Board of Directors of the Issuer.  MVI Partners has provided notice to the Issuer to nominate and elect Joe Heimbrock as a member of the Board of Directors of the Issuer.

CUSIP No. 29460X109	13D	Page 7 of 10 Pages

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 37,665,162 outstanding shares of Common Stock as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 25, 2016, plus the shares of Common Stock that would be issued if MVI Partners fully converted its shares of Series B Preferred Stock .  Each share of Series B Preferred Stock is currently convertible into 11.39 shares of Common Stock.  The 494,913 shares of Series B Preferred Stock are currently convertible into 5,637,059 shares of Common Stock, which would result in 43,302,221 shares of Common Stock being outstanding if such shares were fully converted.

(a) - (b) MVI Partners possesses shared voting and dispositive power over 494,913 shares of Series B Preferred Stock, which is convertible into 5,637,059 shares of Common Stock or 13.0% of the shares of Common Stock that would be outstanding if these shares of Series B Preferred Stock were converted.

Mr. Heimbrock serves as managing member of MVI Partners and thus may be deemed to possess shared voting and dispositive power over the 494,913 shares of Class B Preferred Stock held by MVI Partners, which is convertible into 5,637,059 shares of Common Stock.  Mr. Heimbrock also owns 68,009 shares of Common Stock individually, as to which he possesses sole voting and dispositive power.  Accordingly, Mr. Heimbrock possesses voting and dispositive power over a total of 5,705,068 shares of Common Stock, or 13.2% of the shares of Common Stock that would be outstanding if the shares of Series B Preferred Stock held by MVI Partners were fully converted.

 (c) MVI Partners purchased 494,913 shares of Series B Preferred Stock for  $3,301,758 on April 20, 2016 pursuant to the Stock Purchase Agreement.  Mr. Heimbrock purchased 33,640 shares of Common Stock on February 22, 2016 for $0.28 per share on the open market for a total purchase price of $9,419.20.  No other transactions in the Series B Preferred Stock or Common Stock have been effected by the Reporting Persons in the past 60 days.

(d)       Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D, other than (i) the Joint Filing Agreement, which is attached as Exhibit 1 hereto, (ii) the Stock Purchase Agreement, which is included as Exhibit 2 hereto, and (iii) the Assignment Agreement, which is included as Exhibit 3 and which provides MVI Partners rights and obligations under the Securities Purchase Agreement and the Investor Rights Agreement (which are included as Exhibits 4 and 5 hereto), none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Series B Preferred or Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Series B Preferred Stock or the Common Stock.

CUSIP No. 29460X109	13D	Page 8 of 10 Pages

The Issuer is a party to an Amended and Restated Loan and Security Agreement (the "Loan Agreement"), with Melrose Capital Advisors, LLC ("Melrose Capital" or the "Lender").  Timothy E. Reilly, the managing member of Melrose Capital, is a former partner of MVI Partners and two of Mr. Reilly's children currently have a combined one-third interest in MVI Partners.  Under the terms of the Loan Agreement, the Issuer borrowed an aggregate of $1,000,000 from the Lender (the "Loan").  The Loan is evidenced by a promissory note in the face amount of $1,000,000, as amended (the "Senior Note").  The principal amount and all unpaid accrued interest on the Senior Note is payable on May 31, 2016, or earlier in the event of default or a sale or liquidation of the Issuer.  The Issuer granted the Lender a first priority security interest in all of the Issuer's assets, in order to secure the Issuer's obligation to repay the Loan, including a Deposit Account Control Agreement, which grants the Lender a security interest in certain bank accounts of the Issuer.  Upon the occurrence of an event of default, the Lender has the right to impose interest at a rate equal to five percent (5.0%) per annum above the otherwise applicable interest rate. The repayment of the Loan may be accelerated prior to the maturity date upon certain specified events of default, including failure to pay, bankruptcy, breach of covenant, and breach of representations and warranties.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit

1	Joint Filing Agreement

2	Stock Purchase Agreement, dated April 20, 2016

3	Assignment and Assumption Agreement, dated April 20, 2016

4	Securities Purchase Agreement, dated November 10, 2010*

5	Investor Rights Agreement, dated November 10, 2010*

____________________
*	Incorporated by reference to the Current Report on Form 8-K filed by HealthWarehouse.com, Inc. on November 12, 2010.

CUSIP No. 29460X109	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016

MVI PARTNERS, LLC

By:	/s/Joe Heimbrock
Joe Heimbrock
Managing Member

/s/Joe Heimbrock
Joe Heimbrock

CUSIP No. 29460X109	13D	Page 10 of 10 Pages

EXHIBIT INDEX

No.	Exhibit

1	Joint Filing Agreement

2	Stock Purchase Agreement, dated April 20, 2016

3	Assignment and Assumption Agreement, dated April 20, 2016

4	Securities Purchase Agreement, dated November 10, 2010*

5	Investor Rights Agreement, dated November 10, 2010*

____________________
*	Incorporated by reference to the Current Report on Form 8-K filed by HealthWarehouse.com, Inc. on November 12, 2010.